EXHIBIT 99.1

Galapagos to enter NASDAQ Biotech Index

Mechelen, Belgium; 11 December 2017; 7.30 CET - Galapagos NV (Euronext & NASDAQ: GLPG) announces that it will be included in NASDAQ Biotech Index on NASDAQ, effective 18 December 2017.

The NASDAQ Biotech Index (NBI) comprises of eligible biotechnology and pharmaceutical companies listed on NASDAQ, meeting trading and market capitalization criteria. For more information: https://indexes.nasdaqomx.com/Index/Overview/NBI.

"We are pleased that Galapagos joins the NBI. This reflects the increased trading liquidity of our ADRs on NASDAQ and the increased exposure among US investors," says Onno van de Stolpe, CEO and founder.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos' pipeline comprises Phase 3 through to discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in, respectively, inflammatory diseases, idiopathic fibrosis and atopic dermatitis. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 578 employees, operating from its Mechelen, Belgium headquarters and facilities in the Netherlands, France, Switzerland, the US and Croatia. More information at www.glpg.com.

Contacts

Investors:

Elizabeth Goodwin, VP IR & Corporate Communications

+1 781 460 1784

Paul van der Horst, Director IR & Business Development

+31 71 750 6707

ir@glpg.com

Media:

Evelyn Fox, Director Communications

+31 6 53 591 999

communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.